UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

GLOBAL CORD BLOOD CORPORATION

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G21107100

(CUSIP Number)

Cheng Zeng No. 68 Software Avenue, Yuhuatai District Nanjing, China +86-25-83274734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Blue Ocean Structure Investment Co Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(2)
14.	TYPE OF REPORTING PERSON PN

(2) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Asset Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(3)
14.	TYPE OF REPORTING PERSON CO

(3) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Yafei Yuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 81,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 81,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(4)
14.	TYPE OF REPORTING PERSON IN

(4) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Dendreon Pharmaceuticals LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(5)
14.	TYPE OF REPORTING PERSON OO

(5) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Xinjiekou Department Store Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(6)
14.	TYPE OF REPORTING PERSON CO

(6) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Sanpower Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 81,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 81,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(5)
14.	TYPE OF REPORTING PERSON CO

(5) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

INTRODUCTORY NOTE

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the Schedule 13D filed on February 8, 2018, as amended prior to this Amendment No. 7 (as so amended, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Shares”), of Global Cord Blood Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 7, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The following paragraph is added as the penultimate paragraph of Item 4 of the Schedule 13D:

In connection with the EGM to be held on June 16, 2022, individuals seeking to attend must comply with the rules of conduct (the “Rules”). The Rules are attached hereto as Exhibit A and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Rules

Blue Ocean Structure Investment Co Ltd

By:	/s/ Xiaoyang Chen
Name: Xiaoyang Chen
Title: Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Lei Wang
Name: Lei Wang
Title: Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Lei Wang
Name: Lei Wang
Title: Executive Director

YAFEI YUAN

By:	/s/ Yafei Yuan
Name: Yafei YUAN

DENDREON PHARMACEUTICALS LLC

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chief Executive Officer

NANJING XINJIEKOU DEPARTMENT STORE CO., LTD.

By:	/s/ Lingyun Zhai
Name: Lingyun Zhai
Title: Chairman of the Board

SANPOWER GROUP CO., LTD.

By:	/s/ Yafei Yuan
Name: Yafei Yuan
Title: Chairman of the Board

EXHIBIT A

RULES